SRK House
265 Oxford Road
Illovo 2196
P O Box 55291
Northlands 2116
South Africa
T: +27 (0) 11 441 1111
F: +27 (0) 11 880 8086
E: johannesburg@srk.co.za
www.srk.co.za

Dear Sir/Madame

CONSENT OF SRK CONSULTING (SOUTH AFRICA) (PTY) LTD.

In connection with the technical information attributed to SRK Consulting (South Africa) (Pty) Ltd. ("SRK") in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the "Form 40-F") being filed by B2Gold Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned, on behalf of SRK, hereby consents to reference to SRK's name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1) the report dated March 31, 2010 entitled, "Independent Technical Report on the Otjikoto Gold Project" (the "Otjikoto Report");
2) the report dated October 25, 2011 entitled, "Otjikoto Gold Project, North-Central Namibia, NI 43-101 Technical Report, Preliminary Economic Assessment" (the "Otjikoto PEA");
3) the Company's management information circular dated November 19, 2012 which includes information relating to the Otjikoto Report, the Otjikoto PEA and the properties described in such reports; and
4) the Company's annual information forms dated March 28, 2013 and March 30, 2012 which include information relating to the Otjikoto Report, the Otjikoto PEA and the properties described in such reports.

Yours faithfully,

SRK Consulting (South Africa) (Pty) Ltd


SRK Consulting - Certified Electronic Signature

M Wanless Pr.Sci.Nat
Partner and Principal Geologist

03 May 2013